CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

January 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561

Washington, D.C.  20549

Attn:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Ms. Amy Bruckner
Mr. Joseph Roesler

Re:	Ceragenix Pharmaceuticals, Inc.
Preliminary Information Statement, Amendment No. 1
Filed January 16, 2006
File No. 0-50470

Dear Ladies and Gentlemen:

On behalf of Ceragenix Pharmaceuticals, Inc., a Delaware corporation (“Ceragenix”), filed herewith is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Information Statement (Securities and Exchange Commission file number 0-50470) filed by Ceragenix on November 21, 2005, (the “Preliminary Information Statement”).  This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2005, addressed to Mr. Steven S. Porter, Chief Executive Officer, and transmitted to the undersigned, regarding the Preliminary Information Statement.  The enclosed Amendment No. 1 has been marked to show changes from the Preliminary Information Statement filed on November 21, 2005.

The responses of Ceragenix to the Staff’s comments are set forth below and are numbered to correspond to the numbering in the above-referenced letter to Mr. Porter.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the blacklined version of Amendment No. 1.  The responses provided herein are based on discussions with, and information furnished by, Ceragenix and their respective advisors.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
January 16, 2006

Schedule 14C

General

Comment 1:  Revised as suggested.  Required information is included, not incorporated by reference.

Comment 2:  Supplementally, please be advised that, in omitting separate pro forma financial statements, we considered the reference in Item 14(b)(11) to the guidance of Rule 11-01(a)(4) of Regulation S-X which states that pro forma financial information is required if “… such disposition is not fully reflected in the financial statements of the registrant included in the filing.”  It is our belief that the condensed consolidated balance sheet as of September 30, 2005 and the condensed consolidated statements of operations for the nine months ended September 30, 2005 fully reflect the disposition of Global Alaska Industries, Inc. (“GAI”).  As noted in the filing and our Report on Form 10-QSB for September 30, 2005, the effective date of the sale transaction was September 30, 2005.  Accordingly, the balance sheet as of that date does not reflect any balance sheet accounts of GAI.  Further, as we classified GAI as “held for sale” in accordance with SFAS No. 144, its results of operations for all periods presented have been reported in a single line item “discontinued operations” which should allow a reader to readily ascertain the operating results of the company without GAI.  Additionally, as the merger with Ceragenix Corporation (“Ceragenix”) in May 2005 was accounted for as a reverse acquisition (with Ceragenix being considered the accounting acquirer), there are no pro forma adjustments required to the annual 2004 results of operations as reported by Ceragenix.

Comment 3:  Revised as suggested for Ceragenix Pharmaceuticals, Inc.  See financial statements beginning at Page F-1.  We have revised our Schedule 14C to include the financial statements and other information about our company as described in Item 14(c) which refers to Part B of Form S-4.  Supplementally, please be advised that we did not originally include unaudited financial statements of GAI as we believed that much of that information had been included in Note 3 to our Report on Form 10-QSB for September 30, 2005 and what was not included in the 10-Q had previously been filed by OnSource Corporation.  Further, we had read Question 6 to Section I.H of the July 2001, Supplement to the Manual of Publicly Available Telephone Interpretations to be applicable in situations “soliciting votes with respect to the sale or other transfer of all or any substantial part of assets.”  In our case, we are neither soliciting a vote nor are we asking the shareholders to take any action as the shareholder who owned approximately 88% of the company’s outstanding common stock had previously approved the transaction on October 3, 2005.  However, in order to make the financial position and operating results of GAI transparent to a reader of the Schedule C, we have revised it to include GAI summary financial data at Page F-33.

Comment 4:  Supplementally, please be advised that none of the persons referenced in Item 3 of Schedule 14C have an interest in the sale of GAI that is required to be disclosed under that item.

Comment 5:  Revised as suggested.  See pages 4 through 18.

Comment 6:  Revised as suggested.  See pages 20-21.

Summary Term Sheet of Agreement for Sale of Assets

Comment 7:  Revised as suggested.  Summary Term Sheet has been expanded.  See pages 3-4.

Comment 8:  Revised as suggested.  See page 3.

Reasons for the Sale of GAI

Comment 9:  Revised as suggested.  See pages 21 and 22.

Comment 10:  Revised as suggested.  See pages 21 and 22.

Effects of the Sale on GAI

Comment 11:  Revised as suggested.  See pages 22 and 23.

Contacts with Buyer

Comment 12:  Revised as suggested.  See pages 19 and 20.

Comment 13:  Revised as suggested.  See Exhibit 1.0 to Preliminary Information Statement.

Executive Offices

Comment 14:  Revised as suggested.  See page 24.

Security Ownership of Certain Beneficial Owners and Management

Comment 15:  Revised as suggested.  See page 19.

FORM 8-K/A

Pro Forma Adjustments

Comment 16:  Our responses to your request for more information in comment 16 regarding our Form 8-K/A are as follows:

•                  In accordance with SFAS No 141 paragraph 20, we included the fair values of all outstanding equity securities of OnSource as of the date of the merger.  Included in such equity securities were the debenture and placement warrants which were outstanding prior to the date of the merger.

•                  The warrants exercisable to purchase an aggregate of 1,079,472 shares of common stock at $2.18 were issued to the shareholders of Ceragenix, along with 11,427,961 shares of common stock and 1,000,000 shares of Series A Preferred Stock as merger consideration.  In accordance with the reverse acquisition accounting treatment, all of these securities, including the warrants, were not separately valued as a component of the purchase price but rather treated as part of the recapitalization of the historical capital accounts of Ceragenix.

•                  We valued the issuance of the 970,858 shares of common stock on the date prior to the first public announcement of the merger (January, 2005) which we believe is consistent with the Staff’s recommendation and with the guidance of paragraph 4 of EITF No. 99-12 which states that “the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined… based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.”  There were no significant additional changes to the terms of the agreement after this date.

In regards to the valuation date of the warrants, we did not believe that the announcement date was relevant as the final number of warrants to be outstanding at the effective date of the merger was not known at that time as OnSource hadn’t commenced its efforts to sell the debentures.  Sale of the debentures commenced in late January 2005 and was not completed until April 19, 2005.  Accordingly, we gave consideration to paragraph 26 of SFAS No. 141 which states that “cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date.” Therefore, the number of warrants outstanding was not determinable until April 19, 2005.  The difference between the closing price of our stock on that date was within $.05 per share of the price we used to value the warrants which does not result in a material difference to our reported results.

•                  In response to the comment on the goodwill impairment we believe it would be helpful to provide the Staff with a timeline of the facts and circumstances surrounding the decision to dispose of GAI.  Prior to any merger discussions with Ceragenix, the OnSource Board of Directors had determined that operating GAI as a stand alone entity would not create attractive value for current and prospective shareholders.  While the business generally provided sufficient cash flow to service its debt, it did not provide enough cash flow to grow the business or provide a satisfactory return on investment.  Accordingly, a decision was made by the OnSource board to seek potential acquisition candidates that could be acquired for the company’s stock.  Being a public entity, the OnSource board believed its public status could be attractive to certain businesses that had better growth potential than that of GAI.  However, the view of the OnSource board was to augment the business of GAI, not dispose of it.

During the negotiations with Ceragenix, certain shareholders of OnSource advised the Ceragenix management team that if at some point in the future Ceragenix wanted to sell the “bingo business,” they would be willing to purchase it for the assumption of the debt.  When the merger was consummated on May 10, 2005, three additions were made to the OnSource Board consisting of 2 members of Ceragenix management and a principal from the investment banking firm that assisted with the merger transaction.  As a result, the post merger OnSource board consisted of six members (three legacy OnSource directors and three new directors).  Additionally, pursuant to the merger agreement, the executive officers of Ceragenix replaced the executive officers of OnSource.

From a financial reporting perspective, the company recorded goodwill in connection with the purchase price allocation on May 1, 2005 (the accounting date of the transaction) in accordance with SFAS No. 141.  Concurrently, the company adopted SFAS No. 142 and selected its year end (12/31) as its annual assessment date to test goodwill for impairment.

The first order of business for the post merger company was to raise additional capital to fund its pharmaceutical operations.  In connection with its capital raising efforts, the company attempted to make itself look more attractive to potential investors.  The most significant step taken by the company in that effort was to attract additional outside directors all of whom had noteworthy credentials.  On June 15, 2005, the company sought the resignations of the legacy OnSource directors as well as the director appointed by the investment banker and concurrently appointed four new outside directors (two of whom were experienced pharmaceutical executives).  The company’s plan for GAI was for the new management to gain a better understanding of the business and hopefully improve its operations to allow it to generate cash flow to help fund the pharmaceutical business.

In early June 2005, after an ongoing dialog with the FDA, the company was advised by its counsel that its first proposed prescription product would likely have to be modified in order to receive marketing clearance from the FDA making the company less “bankable.”  As a direct result, the investment banker it had engaged to raise capital expressed a lack of confidence in being able to consummate a transaction on terms agreeable to the company and eventually backed out of the transaction.

While the company had previously been advised that operating in two separate and unrelated businesses was a “workable” problem, its setback with the FDA and loss of its investment banker exacerbated the issue.  More specifically, the issues involved related to confusion in financial reporting and concerns as to what impact the “bingo business” would have on the pharmaceutical business in the future.  The company believed that given the recent events it had to make itself as attractive as possible to outside investors and disposing of GAI was a step in that direction.  Accordingly, on June 23, 2005, the new board authorized management to sell GAI.

In accordance with paragraph 28 of SFAS No. 142, at June 23, 2005, the company tested the goodwill for impairment upon determination to dispose of the related business.  In calculating the fair market value of the business, management utilized evidence of fair value it had at its disposal which was the informal offer from certain shareholders to acquire the business for the assumption of its debt.  As a result, the company recorded an impairment to goodwill to adjust its fair value to GAI’s net book value.  The company subsequently engaged an investment banker to assist it with analyzing fair value and to solicit other proposals.  However, the company did not ask for nor did it receive a fairness opinion.  As a result of these efforts, the company determined that the shareholder proposal was reasonable and constituted the best offer received for the business.  The company did receive an informal proposal from a competitor which was inferior from a financial standpoint.

As a result of the fact pattern described above, we believe that the company accounted for the goodwill in accordance with generally accepted accounting principles.  On the merger date, the company recorded the “acquisition” of GAI at its fair value.  At the time of the merger, the company did not have a definitive plan to dispose of GAI.  It was only upon a change in facts and circumstances (new board, FDA setback and financing setback) that the decision was made to dispose of GAI.

Form 10-QSB

Condensed Consolidated Statements of Cash Flows

Comment 17.  As a result of the merger being accounted for as a reverse acquisition, the cash flows presented in the Form 10-QSB filed on November 21, 2005 include the cash flows of Ceragenix for the period from January 1, 2005 — April 30, 2005 and the combined results of Ceragenix and GAI for the period from May 1, 2005 — September 30, 2005. The borrowings from OnSource included in the cash flow statement represent those borrowings which took place prior to April 30, 2005 (the period prior to consolidation of the two entities).  All intercompany loans which took place subsequent to April 30, 2005 were eliminated in consolidation.

Notes to Consolidated Financial Statements

Comment 18.  The receivable from Ceragenix represents all advances made by OnSource to Ceragenix prior to the merger.  Accordingly, Ceragenix recorded a corresponding payable to OnSource.  We believe it was appropriate to include the receivable in the purchase price as the balance had to carryforward in order to eliminate in consolidation subsequent to the merger.  As shown in Note 3 to the Form 10-QSB, the balance has been eliminated from the GAI asset balance.

Comment 19.  The capitalized licensed technology costs represent an obligation incurred by the company in connection with entering into the license agreement with Brigham Young University.  The license agreement with BYU entitles the company to exclusive commercialization rights from the underlying patented technology over the remaining patent life.  As the Staff noted, the costs incurred by BYU which are reimbursable by the company are generally period costs as stipulated in paragraph 10(i) of SFAS No. 2.  However, these costs were incurred by BYU prior to any negotiations with the company and were not directly incurred on the company’s behalf.  When the company and BYU subsequently negotiated the license agreement, the reimbursement of such costs represented an acquisition cost to the company associated with gaining rights to the technology.  Accordingly, we believe that these costs are most appropriately recorded as an intangible asset not acquired in a business combination and should be valued at fair value on the date of acquisition as prescribed in SFAS No. 142.

The license agreement with BYU also requires the company to reimburse BYU for all costs associated with expanding and protecting the underlying patents.  All costs incurred by BYU (and reimbursable by the company) subsequent to the license agreement are being expensed as incurred and we direct the Staff to Note 10 of our Form 10-QSB.

Sincerely,

Clifford L. Neuman

cc:           Steven S. Porter

Chief Executive Officer, Ceragenix Pharmaceuticals, Inc.